Exhibit 99.88


                        [LETTERHEAD OF JAPONICA PARTNERS]





                                       December 6, 1994




         Mr. Frank Tasco
         Chairman
         Borden, Inc.
         277 Park Avenue
         New York, NY 10172

         Dear Mr. Tasco:

                   Despite your refusal to obtain first-hand responses to questions you have raised and despite your unwillingness to thereby avail yourself of the opportunity to follow-on discussions, we are submitting the following modifications to our proposal. We believe these modifications both increase the attractiveness of the proposal to Borden shareholders and satisfy points that you have raised.

                   We remain willing to address any concerns in a fair and open forum. You shouldn't be reluctant to obtain information that could substantially enhance shareholder value, nor should you allow your advisors to ask and answer their own questions without challenge. Such actions are inconsistent with shareholder democracy and the inclusive process by which corporations should be governed.

                   Pursuant to your request for written information on Japonica's proposed Plan improvements to its November 30th proposal, please accept the following:

                   Point One: Increase our Investment in Borden to $660 million. We will inject an additional $230 million cash into Borden to relieve the current concerns regarding the Company's financial profile at the $17.00 per share market valuation.
         The $230 million additional Japonica investment will be on terms that should have a positive impact on the Company's credit rating. We anticipate this will be in the form of convertible securities with a market rate (which we believe to be approximately 6 percent for preferred stock) convertible into common equity at a premium of approximately 20 percent to the underlying common stock, and with the Borden common stock trading at $13.625, a 20 percent premium equals almost $17 per share.





                   The Convertible Securities will be in the form of Pay-in-Kind ("PIK") preferred stock but the Company will have the option to exchange the preferred shares for debt depending on its tax position. Because of the PIK provision, the Company will not be obliged to pay cash dividends or interest but could if it wishes make the payments in securities at a 10 percent coupon rate.

                   Point Two: $430 million Stock Purchase Via Tender Offer. The $430 million stock purchased for $17.00 per share contemplated by our original proposal would be made by Japonica directly either in the open market or via a tender offer at the Company's option.

                   This should result in substantial improvement in timing in the execution of the proposal and should alleviate expressed concerns about the share repurchase.

                   Point Three: Eliminate the Preferred to be Exchanged for Common. The $230 million of preferred stock to be exchanged for common was eliminated to remove any obstacles the Company's advisors may have in connection with the Japonica Proposal and to eliminate any concerns over trading values, additional fixed charges, or increased debt levels.

                   The proceeds of our increased investment could be available for corporate purposes or securities repurchases as the situation merits.

                   Point Four: Change in Board Composition. In connection with this increased investment, we would be willing to allow all the current Board members to withdraw and be replaced by directors to be designated by major institutional shareholders. Our assumption is that all directors will wish to withdraw. Japonica would have board representation equal to its economic investment.

                   Point Five: Other. Given our increased investment, we are required to increase the level of $17.00 warrants to 20 percent. Also, the revised structure will require transaction fees of approximately 40 percent of the fees approved in connection with the KKR offer.

                   We look forward to maximizing Borden's shareholder value as a proactive white knight. Our proposal is made pursuant to your on-going request.

                                       Respectfully,


                                       /s/ Japonica Partners

                                       JAPONICA PARTNERS